Filed Pursuant to Rule 433
Registration No: 333-134553

FX Basket-Linked Note

Preliminary Terms and Conditions

“High Yield Digital Basket with Monthly Accrual”

August 3, 2007

Contact: + 1 212 526 2237

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering.  Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details.  You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov with “Lehman Brothers Holdings Inc.” as a search term. You may also access the prospectus and Series I MTN prospectus supplement on the SEC web site as follows:

Series I MTN prospectus supplement dated May 30, 2006:
http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

Prospectus dated May 30, 2006:
http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

Alternatively, Lehman Brothers Inc. will arrange to send you the prospectus, Series I MTN prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative or 1-888-603-5847.

Summary Description

This note allows an investor to hold via a single basket a long position in the Brazilian Real (BRL), Malaysian Ringgit (MYR), Indonesian Rupiah (IDR) and Philippine Peso (PHP) (collectively, the Reference Currencies) in each case relative to the U.S. Dollar (USD).  An investor will receive a single payment on the Maturity Date equal to the principal amount of the notes plus an Additional Amount equal to the principal amount of the notes multiplied by the product of (a) the specified Coupon and (b) a quotient equal to the number of monthly Valuation Dates prior to the Maturity Date on which the Basket Return is greater than zero divided by the total number of such monthly Valuation Dates.  In effect, the investor will accrue the Coupon for each monthly Valuation Date on which the Basket Return (which is in turn determined based on the aggregate appreciation or depreciation of the Reference Currencies relative to the USD) is greater than zero, while no Coupon will accrue for any Valuation Date on which the Basket Return is equal to or less than zero.  The investor will receive the maximum Coupon if the Basket Return is greater than zero on each Valuation Date.  Conversely, if the Basket Return is equal to or less than zero on every Valuation Date, no Coupon will be accrued and the Additional Amount will be zero, resulting in the investor receiving on the Maturity Date only the principal amount of the notes, with no additional return.  The notes do not pay interest other than the Additional Amount payable on the Maturity Date and are 100% principal protected if held to maturity.

Issuer	Lehman Brothers Holdings Inc. (A1, A+, AA-)

Issue Size	USD [TBD]

Principal Protection	100%

Trade Date	August [27], 2007

Issue Date	August [31], 2007

Valuation Dates

The 27th day of each month from and including September 27, 2007, to and including February 27, 2009, or if any such day is not a Valuation Business Day, the immediately preceding Valuation Business Day; provided that, upon the occurrence of a Disruption Event on a Valuation Date, that Valuation Date may be postponed (as described under “Disruption Events” below)

Maturity Date	March 5, 2009

Reference Currencies	Brazilian Real (BRL), Malaysian Ringgit (MYR), Indonesian Rupiah (IDR) and Philippine Peso (PHP)

Reference Exchange Rate	The spot exchange rate for each of the Reference Currencies quoted against the U.S. dollar, expressed as the number of units of the Reference Currency per USD 1.

Settlement Rates

The Reference Exchange Rates for each Reference Currency on the relevant Valuation Date, determined in accordance with the applicable Settlement Rate Option (subject to the occurrence of a Disruption Event).

Coupon	[12.6%]

Redemption Amount	A single U.S. dollar payment on the Maturity Date equal to the principal amount of each note plus the Additional Amount, if any

Additional Amount	A single USD payment on the Maturity Date equal to the principal amount of each note multiplied by:

Coupon * (n/N)

Where

n = number of Valuation Dates on which the Basket Return is greater than zero

N = [18], the total number of Valuation Dates

For purposes of calculating the Additional Amount, the quotient of n divided by N will be expressed as a percentage rounded to two decimal places.

Basket Return	For each Valuation Date, the sum of the Weighted Currency Returns on such Valuation Date.

Weighted Currency Returns	On each Valuation Date, for each Reference Currency:

	Weighting * {	Initial Reference Currency Rate – Settlement Rate	}
Settlement Rate

Weightings and Initial	The Initial Currency Amount for each Reference Currency is as set forth below:
Reference Currency
Rates
	Reference Currency	Weighting	Initial Reference Currency Rate
	BRL	25%	[TBD]
	MYR	25%	[TBD]
	IDR	25%	[TBD]
	PHP	25%	[TBD]

The Initial Currency Rate for each Reference Currency is the Reference Exchange Rate for that Reference Currency determined by the Calculation Agent on the Trade Date in accordance with the applicable Settlement Rate Option.

Settlement Rate Option	For each Reference Currency as set forth below:
and Valuation
Business Day	Reference Currency	Screen Reference	Valuation Business Day
	BRL	BRFR	Brazilia, Rio de Janiero or São Paulo

	MYR	ABSIRFIX01	Singapore

	IDR	ABSIRFIX01	Singapore

	PHP	PDSPESO (as successor to PHPESO)	Manila

For further information concerning the Settlement Rate Option and Valuation Business Day, see “Description of the Notes—Currency-Indexed Notes” in, and Appendix A to, the Series I MTN prospectus supplement.

Business Day	New York

Business Day Convention	Following

Disruption Events	If a Disruption Event relating to one or more Reference Currencies is in effect on a scheduled Valuation Date, the Calculation Agent will calculate the Basket Return for such Valuation Date using:

	•	for each Reference Currency that did not suffer a Disruption Event on that scheduled Valuation Date, the Settlement Rate on that scheduled Valuation Date, and

•

for each Reference Currency that did suffer a Disruption Event on that scheduled Valuation Date, the Settlement Rate on the immediately succeeding scheduled Valuation Business Day for such Reference Currency on which no Disruption Event occurs or is continuing with respect to such Reference Currency;

provided however that if a Disruption Event has occurred or is continuing with respect to a Reference Currency on each of the three scheduled Valuation Business Days following a scheduled Valuation Date, then (a) such third scheduled Valuation Business Day shall be deemed the applicable Valuation Date for the affected Reference Currency; and (b) the Calculation Agent will determine the Settlement Rate for the affected Reference Currency on such deemed Valuation Date in accordance with “Fallback Rate Observation Methodology” (as defined under “Description of the Notes—Currency-Indexed Notes” in the prospectus supplement dated May 30, 2006, for the issuer’s Medium Term Notes, Series I).

A “Disruption Event” means any of the following events with respect to a Reference Currency, as determined in good faith by the Calculation Agent:

(A)

the occurrence and/or existence of an event on any day that has the effect of preventing or making impossible the delivery of USD from accounts inside the Reference Currency Jurisdiction for that Reference Currency to accounts outside that Reference Currency Jurisdiction;

	(B)	the occurrence of any event causing the Reference Exchange Rate for the Reference Currency to be split into dual or multiple currency exchange rates; or

(C)

the Settlement Rate being unavailable for the Reference Currency, or the occurrence of an event (i) in the Reference Currency Jurisdiction for that Reference Currency that materially disrupts the market for the Reference Currency or (ii) that generally makes it impossible to obtain the Settlement Rate for the Reference Currency, on the applicable Valuation Date.

For purposes of the above, “scheduled Valuation Business Day” means a day that is or, in the judgment of the Calculation Agent, should have been, a Valuation Business Day for the affected Reference Currency.

Calculation Agent	Lehman Brothers Inc.

Underwriter	Lehman Brothers Inc.

Identifier	CUSIP: 52517P3N9

ISIN: US52517P3N90

Settlement System	DTC

Denominations	USD 1,000 and whole multiples of USD 1,000

Issue Type	US MTN

Fees:		Price to Public (1)(2)	Fees (3)	Proceeds to the Issuer

	Per note	$1,000	$10.00	$990.00
Total

(1)

We are offering the notes to certain fiduciary accounts at variable prices of between $990 and $1,000 per note pursuant to one or more negotiated transactions, and Lehman Brothers Inc., with respect to any sales made to such accounts, will forego all or a portion of its fees.  Lehman Brothers Inc. will offer the notes to all other purchasers at a purchase price of $1000 per note. Lehman Brothers Inc. may pay selling concessions or fees to other dealers not in excess of $10 per note.

(2)

The price to public includes the cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

	(3)	Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the hedges

Risk Factors

An investment in the notes entails certain risks not associated with an investment in conventional floating rate or fixed rate medium-term notes. See “Risk Factors” generally, and “Risk Factors—Risks Relating to Currency-Indexed Notes” specifically, in the Series I MTN prospectus supplement.

United States Federal Income Tax Treatment

Lehman Brothers Holdings Inc. intends to treat the notes as contingent payment debt instruments, as described under “Supplemental United States Federal Income Tax Consequences—Contingent Payment Debt Instruments” in the Series I MTN prospectus supplement.

Historical Exchange Rates

The following charts show the spot exchange rates for each Reference Currency at the end of each week in the period from the week ending July 25, 2004 through the week ending July 29, 2007, using historical data obtained from Reuters; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of this data.  The spot exchange rates are expressed as the amount of U.S. dollars per Reference Currency to show the appreciation or depreciation, as the case may be, of the Reference Currency against the U.S. dollar. The spot exchange rates used to calculate the Basket Return are expressed as the amount of Reference Currency per U.S. dollar, which are the inverse of the spot exchange rates presented in the following charts.  The historical data on each Reference Currency is not necessarily indicative of the future performance of the Reference Currencies, the Basket Return or what the Value of the notes may be. Fluctuations in exchange rates make it difficult to predict whether the Additional Amount will be payable at maturity, or what that Additional Amount, if any, may be.  Historical exchange rate fluctuations may be greater or lesser than those experienced by the holders of the notes.

Hypothetical Historical Basket Return

The following chart shows the hypothetical Basket Return at the end of each week in the period from the week ending July 25, 2004 through the week ending July 29, 2007, based on the hypothetical composite performance of the Reference Currencies using data obtained from Reuters; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of this data.  The Basket Return was indexed to a level of 0.0 on July 29, 2007, based upon Initial Reference Currency Rates determined on that day.  The composite value of the Reference Currencies on any prior day was obtained by using the calculation of the Basket Return described above. Spot exchange rates used in this determination are expressed as the number of units of Reference Currency per U.S. dollar.  For purposes of the notes and the determination of the Additional Amount, the Basket Return will be indexed to 0.0 on the Trade Date.

Hypothetical Redemption Amount Payment Examples

The following payment examples for this note shows scenarios for the Redemption Amount per $1,000 note payable on the Maturity Date.  An investor will receive a single payment on the Maturity Date equal to the principal amount of the notes plus an Additional Amount equal to the principal amount of the notes multiplied by the product of (a) the specified Coupon and (b) a quotient equal to the number of monthly Valuation Dates prior to the Maturity Date on which the Basket Return is greater than zero divided by the total number of such monthly Valuation Dates.  In effect, the investor will accrue the Coupon for each monthly Valuation Date on which the Basket Return (which is in turn determined based on the aggregate appreciation or depreciation of the Reference Currencies relative to the USD) is greater than zero, while no Coupon will accrue for any Valuation Date on which the Basket Return is equal to or less than zero.  The following examples assume 18 total Valuation Dates (N =18) prior to the Maturity Date and a hypothetical Coupon of 12.6%  The actual maximum potential Coupon for the notes will be determined on the Trade Date, as will the frequency of (and therefore the total number of) Valuation Dates.  The notes do not pay interest other than the Additional Amount payable on the Maturity Date.

Number of Valuation Dates (n) on which the Basket Return is greater than zero	Coupon * (n/N)	Additional Amount [$1000 * Coupon * (n/N)]	Redemption Amount
0	0.00%	$0	$1,000
1	0.70%	$7	$1,007
2	1.40%	$14	$1,014
3	2.10%	$21	$1,021
4	2.80%	$28	$1,028
5	3.50%	$35	$1,035
6	4.20%	$42	$1,042
7	4.90%	$49	$1,049
8	5.60%	$56	$1,056
9	6.30%	$63	$1,063
10	7.00%	$70	$1,070
11	7.70%	$77	$1,077
12	8.40%	$84	$1,084
13	9.10%	$91	$1,091
14	9.80%	$98	$1,098
15	10.50%	$105	$1,105
16	11.20%	$112	$1,112
17	11.90%	$119	$1,119
18	12.60%	$126	$1,126

As further described above, the Additional Amount payable on the note on the Maturity Date will be determined by the number of Valuation Dates prior to the Maturity Date on which the Basket Return, determined on such Valuation Dates, is greater than zero.  The following examples illustrate how the Basket Return will be determined on a given Valuation Date.  These examples assume hypothetical values for the Initial Reference Currency Rates for the Reference Currencies (each of which will be determined on the Trade Date) and for their Settlement Rates, and the resulting Basket Return, on the given Valuation Date (the Settlement Rates and Basket Returns will be determined separately on each Valuation Date).  The Initial Reference Currency Rate and Settlement Rate values for the Reference Currencies have been chosen arbitrarily for the purpose of these examples, are not associated with Lehman Brothers Research forecasts for any Reference Currency/USD exchange rates and should not be taken as indicative of the future performance of any Reference Currency/USD exchange rate.

Example 1: BRL, MYR, IDR and PHP each appreciate relative to their Initial Currency Rates, resulting in a Basket Return of 0.0852.

Reference Currency	Weighting	Initial Reference Currency Rate (on Trade Date)	Settlement Rate (on Valuation Date)	Weighted Currency Return
BRL	25%	1.9280	1.8123	0.0160
MYR	25%	3.4650	3.1532	0.0247
IDR	25%	9075	7986	0.0341
PHP	25%	46.30	44.45	0.0104
Basket Return = Sum of Weighted Currency Returns =				0.0852

Example 2: BRL, MYR, IDR and PHP each depreciate relative to their Initial Currency Rates, resulting in a Basket Return of –0.0452.

Reference Currency	Weighting	Initial Reference Currency Rate (on Trade Date)	Settlement Rate (on Valuation Date)	Weighted Currency Return
BRL	25%	1.9280	2.0051	–0.0096
MYR	25%	3.4650	3.5690	–0.0073
IDR	25%	9075	9529	–0.0119
PHP	25%	46.30	49.54	–0.0164
Basket Return = Sum of Weighted Currency Returns =				–0.0452

Example 3: BRL and MYR each appreciate relative to their Initial Currency Rates while IDR and PHP each depreciate relative to their Initial Currency Rates, resulting in a Basket Return of 0.0179.

Reference Currency	Weighting	Initial Reference Currency Rate (on Trade Date)	Settlement Rate (on Valuation Date)	Weighted Currency Return
BRL	25%	1.9280	1.7352	0.0278
MYR	25%	3.4650	3.2571	0.0160
IDR	25%	9075	9801	–0.0185
PHP	25%	46.30	47.69	–0.0073
Basket Return = Sum of Weighted Currency Returns =				0.0179

Example 4: BRL, MYR each depreciate relative to their Initial Currency Rates while IDR and PHP each appreciate relative to their Initial Currency Rates, resulting in a Basket Return of –0.0096.

Reference Currency	Weighting	Initial Reference Currency Rate (on Trade Date)	Settlement Rate (on Valuation Date)	Weighted Currency Return
BRL	25%	1.9280	2.1979	–0.0307
MYR	25%	3.4650	3.9501	–0.0307
IDR	25%	9075	8803	0.0077
PHP	25%	46.30	39.36	0.0441
Basket Return = Sum of Weighted Currency Returns =				–0.0096